NEWS RELEASE

IAMGOLD ENTERS INTO $170 MILLION GOLD PREPAY ARRANGEMENT
All monetary amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 15, 2019 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced that it has entered into a forward gold sale arrangement with financial institutions whereby the Company will receive a prepayment amount of $170 million in exchange for delivering 150,000 ounces in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce. This Prepaid Gold Arrangement (“Prepay”) is supported by a syndicate of banks including Citibank N.A. and National Bank of Canada. Terms of the Prepay are provided below:

•	Funding of $170 million is provided to IAMGOLD in December 2019 in exchange for physical delivery of 150,000 ounces of gold over the period of January 2022 to December 2022.
•	Delivery can be made from the production of gold from any of IAMGOLD’s operating mines.
•	The cost of the Prepay arrangement is 5.38% per annum, which is based on the date the prepayment is advanced, quantity of ounces settled and timing of delivery.
•	The collar on the prepay at the time of delivery of ounces occurs as follows:
o	If the prevailing gold price equal to or less than $1,300 per ounce, there is no incremental payment to IAMGOLD or from IAMGOLD;
o	If the prevailing gold price is greater than $1,300 per ounce but less than $1,500 per ounce, the syndicate pays IAMGOLD the difference between the prevailing gold price and $1,300;
o	If the prevailing gold price is greater than $1,500 per ounce, the syndicate pays IAMGOLD the incremental difference between $1,300 and $1,500, or $200 per ounce.
•	The funding is expected to be accounted for under IFRS as deferred revenue.

“Entering into the gold prepay provides additional liquidity to IAMGOLD at attractive terms to support the execution of the Company’s growth strategy, while also mitigating any downside price risk below $1,300 an ounce on 150,000 ounces of production,” said Carol Banducci, EVP and Chief Financial Officer.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “to earn”, “to have’, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.